SKEENA
GOLD + SILVER

Management Discussion and Analysis

YEAR ENDED DECEMBER 31, 2024

CAT

Exhibit 99.2

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Introduction

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “we”, “us”, “our” or the “Company”) on March 31, 2025. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2024 and December 31, 2023. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2024 and the subsequent period up to March 31, 2025, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including audited annual consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 4 and 5 carefully.

Skeena Gold + Silver	Management’s Discussion & Analysis	2

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Skeena Gold + Silver	Management’s Discussion & Analysis	3

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Forward Looking Statements

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “progressing towards”, “in search of”, “complete”, “anticipates” or “does not anticipate”, “believes”, “often”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, the Company's ability to buy back the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the senior secured loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the senior secured loan as a source of future liquidity, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein) and DFS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS and upcoming DFS, labour and materials costs, including, without

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the ability of the Company to integrate acquired properties into its current business; fluctuation In currency markets; tariffs; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR+ and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The Company

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company’s flagship property is the Eskay Creek Revitalization Project (“Eskay Creek” or “Eskay Creek Project) which entered the development phase during December 2024.

The Company also owns several exploration stage mineral properties in the Golden Triangle and Liard Mining Division of British Columbia, including the past-producing Snip gold mine (“Snip”).

Figure 1: Property Locations – British Columbia’s Golden Triangle

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the German stock exchanges under the symbol RXF.

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration Properties

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Project to be its primary project.

Eskay Creek Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The contact mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone (“Contact Mudstone”) is spatially and temporally related to the main mineralizing event at Eskay Creek. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek.

The Company’s drilling in 2020 has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 metres (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling campaigns, starting in 2019, have intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore. The property was regarded as having been the highest-grade gold operation in the world with an average grade of 45 grams per tonne (“g/t”) gold and over 2,000 g/t silver.

The historical production for Eskay Creek is summarized in Figure 2.

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Figure 2: Eskay Creek Historical Production

Skeena history at Eskay Creek

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the 2019 Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources (as defined in NI 43-101) hosted in the various zones. During this program, two additional drill holes (SK--19--063 and SK--19--067) were extended below the Inferred Resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Project. On September 1, 2021, the Company advanced the PEA to a Prefeasibility Study for the Eskay Creek Project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a Feasibility Study (“FS”) for the Eskay Creek Project, prepared by Ausenco (the “2022-FS”). A summary of the 2022-FS results was published in a news release on September 8, 2022.

On December 22, 2023, the Company published an Updated Feasibility Study for the Eskay Creek Project (the “2023-DFS” or “DFS”), prepared by Sedgman Canada Ltd. (“Sedgman”) and Global Resource Engineering (“GRE”).

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Progress At Eskay Creek And Snip

2024 Site Works – Eskay Creek Project

As noted above, the Company transitioned Eskay Creek from the exploration phase to the development phase in December 2024. During the year ended December 31, 2024, early works construction activities continued on the Eskay Creek Project. These activities included:

●	Mobilization of Skeena equipment to support early earthworks & technical sample quarry mining
●	Establishment of haul road to technical sample quarry location
●	Commencement of technical sample quarry with approximately 600,000 tonnes of rock moved in 2024
●	Commencement of pilot road to Tom Mackey Storage Facility (“TMSF”) to support future dam construction and sub-aqueous potentially acid generating rock (“PAG”) deposition
●	Mobilization, commissioning, and operation of concrete batch plant
●	Commencement of civil earthworks for Volcano Creek substation (237kV tie-in)
●	Completion of warehouse foundation excavation and completion of blinding concrete and rock anchor installation

2023 Resource Update - Eskay Creek Project

On June 20, 2023, the Company announced an updated Mineral Resource Estimate (“MRE”) for Eskay Creek that incorporated an additional 278 drillholes totaling 67,885 metres, enhancements to the resource estimation methods, and updated metallurgical process recoveries. Overall, total pit constrained Measured and Indicated Resource grew to 5.6 million ounces (“Moz”) at 3.47 g/t gold equivalent (“AuEq”) including 4.1 Moz at 2.57 g/t Au and 102.5 Moz Ag at 63.63 g/t Ag, representing a growth of 8% compared to 2022 MRE. Measured Category AuEq Resources increased by 23% and now account for 73% of the total pit constrained MRE, up from 63% in the 2022 MRE.

Table 4: Eskay Creek consolidated pit constrained resources (0.7 g/t AuEq cut-off grade) and underground resources (3.2 g/t AuEq cut-off grade).

Category	Tonnes (‘000)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq Ounces (‘000)	Au Ounces (‘000)	Ag Ounces (‘000)
Measured Pit	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Measured UG	838	7.31	5.29	142.59	197	142	3,842
Total Measured	28,719	4.68	3.40	90.48	4,323	3,139	83,543
Indicated Pit	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Indicated UG	989	4.91	4.12	55.68	156	131	1,771
Total Indicated	23,218	2.17	1.71	32.92	1,621	1,273	24,574
M+I Pit	50,110	3.47	2.57	63.63	5,591	4,139	102,504
M+I UG	1,827	6.01	4.66	95.54	353	273	5,613
Total M+I	51,937	3.56	2.64	64.75	5,944	4,412	108,117
Inferred Pit	643	1.92	1.46	32.33	40	30	668
Inferred UG	272	4.57	4.21	23.37	40	37	222
Total Inferred	915	2.71	2.28	30.26	80	67	890

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

All references to AuEq in the Eskay Creek MRE disclosure have factored metallurgical recoveries as per the calculation: AuEq = ((Au*1,700*0.84) + (Ag*23*0.88)) / (1,700*0.84), US$1,700/oz Au, US$23/oz Ag, 84% gold recovery and 88% silver recovery.

The 2023 MRE pit parameters used to determine Resources with reasonable prospects for eventual economic extraction are analogous to those used for the 2022 MRE apart from the updated metallurgical process recoveries of 84% gold and 88% silver which informed the 2022-FS. The differential in assumed process recoveries resulted in the shallowing of the Resource reporting pit in certain areas relative to the 2022 MRE. Conversely, the 2022 drilling programs in the 23 and 21A West Zones generated new resources which resulted in pit expansions.

2023 DFS – Eskay Creek Project

On December 22, 2023, the Company published the 2023-DFS prepared by Sedgman and GRE. The DFS highlights a base-case after-tax NPV of C$2.0B, representing an increase of 40% relative to the 2022-FS base-case after-tax net present value (“NPV”) of C$1.4B.

The 2023-DFS incorporates several key enhancements and de-risking strategies relative to the 2022-FS including (1) increase in mineral reserve and mine life extension to 12-years, (2) remodeled ore body based on a more selective mining approach with smaller block size, (3) pre-production mining accelerated to create a larger stockpile at start-up, (4) metallurgical test work completed that supports a simplified flow sheet and results in a 43% reduction of mass pull with no material change to recovery, (5) lower concentrate tonnages at higher grades result in increased payables and decreased transport and smelter costs, (6) updated capital cost estimates to reflect a plan that is executable, technically proven, and significantly de-risked with an additional year of engineering and studies, and (7) on-site permanent camp brought forward in plan and relocated away from mine infrastructure to improve workforce attraction and retention, promote employee well-being, and to ensure sufficient available camp space during construction.

Table 3: Proven and Probable Mineral Reserves (Eskay Creek)

Category	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq Ounces (Moz)	Au Ounces (Moz)	Ag Ounces (Moz)
Proven	27.95	4.1	3.0	80.9	3.67	2.66	72.66
Probable	11.89	2.3	1.8	40.1	0.89	0.68	15.31
Total Reserves	39.84	3.6	2.6	68.7	4.56	3.34	87.97

2023 MRE - Snip

On September 5, 2023, Skeena released an updated MRE, for Snip which incorporates an additional 307 drillholes totaling 46,268 meters, enhancements to the geological interpretation, resource estimation methods, long hole mining method parameters, and updated metallurgical process recoveries. The majority of the new drilling was completed by Hochschild Mining Holdings Limited (“Hochschild”) under their option agreement before Skeena regained 100% ownership of Snip in April 2023.

2023 Snip MRE highlights:

●	Updated MRE of 823,000 ounces grading 9.35 g/t Au in the Indicated category and 114,000 ounces grading 7.10 g/t Au in the Inferred category
●	An increase of 579,000 Au ounces in the Indicated Resource, representing a growth of 237% since the 2020 MRE

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	2021 and 2022 drilling programs heightened confidence of historical drilling data and improved certainty in continuity of the ore body
●	Metallurgical recovery assumption increased to 96% from 90% based on scoping-level test work

Outlook

2025 Site Works – Eskay Creek Project

During 2025, construction activities will continue at the Eskay Creek Project. These activities will include:

●	Mobilization of large Skeena mining equipment to support larger-scale mining at the technical sample quarry
●	Continuance of technical sample quarry mining to produce construction rock
●	Continuance of haul road to TMSF to support future dam construction and sub-aqueous PAG deposition
●	Construction of water management infrastructure including ponds, diversions, and the first stage of the water treatment plant
●	Warehouse building concrete foundations and structural steel erection
●	Completion of the fully enclosed warehouse building.
●	Completion of the high and medium voltage electrical distribution network, including tie-in into existing Coast Mountain Hydro electrical infrastructure.
●	Commencement of permanent camp installation

Engineering – Eskay Creek Project

Following completion of the DFS, engineering has advanced into the detailed engineering phase of the project.  The equipment order process has commenced for vendor engineering and fabrication of long lead components such as warehouse building structural steel, SAG/ball mills, tertiary/regrind mills, transformers and the circuit breakers has begun.  Initial vendor documentation continues to be received and is being designed into the process plant 3D layout.

Pit Wall Steepening Investigation – Eskay Creek Project

Data collected during the 2023 GSI campaign was analyzed during 2024 and used to support an updated engineering recommendation with respect to pit-wall slope angles. This analysis is expected to yield recommended pit-wall angles that are generally steeper than those informing the 2023-DFS pit design. If successful, this change would result in a favourable outcome for overall project economics through reduction in waste tonnes mined and/or increase in reserves.

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek

Following Eskay Creek’s 2022-FS, and in preparation for the 2023-DFS, Skeena continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work has been to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Metallurgical tests were conducted through 2023 in support of the DFS to optimize the flowsheet and to increase grades of payable metals in the concentrate.

As part of the DFS, metallurgical testing was conducted on composite samples that represented a range of 15-35% Mudstone with the balance as Rhyolite, matching the expected range to be produced by the mine.

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Concentrate Comparison of 2022 FS vs. 2023 DFS

	Units	2022 Feasibility Study	2023 Definitive Feasibility Study
Mass Yield to Concentrate (range)%		4.6 - 7.8%	2.6 - 5.3%
Mass Yield to Concentrate (average)%		6.8%	3.9%
Concentrate Production	dmt	2,018,000	1,574,000
Au Concentrate Grade (range)	g/t	25 - 50	40 - 95
Au Concentrate Grade (Y1-5 average)	g/t	48	82
Au Concentrate Grade (LOM average)	g/t	37	55
Ag Concentrate Grade (range)	g/t	674 - 1,629	1,020 - 2,970
Ag Concentrate Grade (Y1-5 average)	g/t	1,313	2,466
Ag Concentrate Grade (LOM average)	g/t	1,024	1,595

Concentrate production of 2,018,000 dmt in 2022-FS considered 29.9 Mt of mill feed over a 9-year life. Concentrate production of 1,574,000 dmt in 2023 DFS considers 39.8 Mt of mill feed over a 12-year life.

An alternative flowsheet compared to the 2022-FS was tested with the purpose of simplifying the process flowsheet. The new testwork program evaluated a range of primary grinds and determined that 40 microns (“µm”) is optimal prior to rougher flotation. Following rougher flotation, regrinding rougher concentrate to approximately 10 µm was determined to provide the best flotation results.

The additional metallurgical testing has shown excellent results in producing a higher-grade gold and silver concentrate with lower concentrate volumes, compared to previous testing. Recoveries for gold were largely unchanged at 83%, slightly conservative based on test results, and silver recoveries increased from 88% to 91%, as compared to the 2022-FS .

The outcome of producing a higher-grade concentrate led to a substantial cost reduction over life of mine (“LOM”) in both treatment charges and transportation costs in comparison to the 2022-FS . In addition to decreasing costs, the higher-grade concentrate also provides an opportunity for the base metals content to be payable, and some previous penalty elements are now neutral and do not incur penalties.

2024 Exploration Programs

2024 Seismic Survey

The Company is rescheduling its proposed surface based seismic survey to 2025. An amendment to the current Eskay Creek exploration permit was submitted in Q1 2024 for government review and the Company has now received final approvals.

It has been proven by previous operators that more conventional geophysical methods such as electromagnetics and induced polarization are unable to directly discern the Eskay Creek gold-silver mineralization. The Company is investigating the potential for a seismic survey to indirectly target mineralization by better defining the rift and Contact Mudstone at depth that is critical for hosting Eskay Creek style deposits. Additional Eskay Deeps drilling will be driven by the results of the seismic survey.

Hoodoo and KSP Properties

During 2024, Skeena finalized a large airborne magnetics survey and data compilation for the new 74,633 hectare Hoodoo Project which was staked in October 2023. The Hoodoo property is situated approximately 65 kilometers northwest of Eskay

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(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Creek. Remarkably, this ground was unclaimed mineral tenure with virtually no historical exploration despite possessing very high prospectivity for alkalic porphyry deposits. Alkalic gold-copper porphyry deposits in the Cordillera of British Columbia typically rank as the higher-grade end members examples of which are Galore Creek and New Afton. These specific deposits are attractive exploration targets based on their atypically high gold tenor. To further hone 2024 drill targeting, the Company performed a ZTEM airborne geophysical survey over the KSP property.

An accelerated exploration model was employed in H2 2024 that judiciously ranked and ultimately culminated in drilling targets on the KSP and Hoodoo properties. The successes of the 2023 field program in discovering new gold-copper mineralization and increasing the geological understanding of the KSP and Hoodoo properties warranted augmented exploration in these areas.

In H2 2024, the Company drilled a total of 22 surface-based drill holes totaling 9,182 metres on the KSP property. These holes were targeting Cu-Au porphyry mineralization. The drilling expanded known occurrences drilled by previous operators as well as testing new targets generated from the 2024 sampling program and ZTEM surveys.

Situated on the northwestern portion of the KSP Project and approximately 5 kilometers southeast of the Company’s Snip Gold Project, the Camp Porphyry area is host to a large, previously unexplored porphyry body. Drilling by the Company in 2024 intersected broad intervals of previously unrecognized Au-Cu porphyry mineralization featured by 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu beginning at 50 metres below surface. This initial phase of widely spaced exploratory drilling has traced the new mineralization along a strike length of approximately 1,000 meters, with potential for further expansion through additional drilling.

Numerous Au-Cu intervals were intersected in discovery drill hole CP-24-004 on the western flank of the intrusion which is coincident with the margin of a very large and discrete ZTEM resistivity anomaly. The extensive distribution of Au-Cu mineralization begins at 50 metres below surface over a drilled length of 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu with subintervals grading 0.50 gpt Au, 0.78 gpt Ag, 0.03 % Cu over 117.47 metres and 1.07 gpt Au, 0.68 gpt Ag, 0.03 % Cu over 139.00 metres. These intersections display classical porphyry system alteration assemblages and elevated Au-Cu tenor is associated with potassic (biotite) alteration signatures.

Depth limited, small scale drill programs investigating porphyry style Au-Cu mineralization in the Khyber Pass area have been performed by previous operators since 1985. Historical 2017 drill hole KBDDH17-097 ended in Au-Cu mineralization but averaged 0.63 gpt Au, 2.08 gpt Ag, 0.08 % Cu over 34.00 metres. In 2024, a re-evaluation of the historic core from the Khyber Pass area prompted a program of exploratory drilling to follow up on the historic drilling that may not have completely tested this prospective area.

Highlighted by 2024 drill hole KP-24-004, which averaged 0.72 gpt Au, 1.86 gpt Ag, 0.05 % Cu over 41.69 metres, drilling indicates that the Khyber Pass area may represent a higher-level expression of a larger porphyry system as evidenced by the volumetrically lower percentage of intrusive monzodiorites. The Khyber Pass mineralization is situated ~600 metres vertically above the Camp Porphyry and may represent a higher-level expression of the system.

Maiden Engineering Study for Snip

Following the updated MRE for Snip, in 2025 Skeena will continue an engineering study on Snip to investigate Snip as a potential satellite operation, providing mineralized material to a centralized mill at Eskay Creek. The Company envisions the high-grade mineralization from Snip to further bolster the mine life at Eskay Creek by hauling and processing ore at the Eskay Creek mill.

Skeena Gold + Silver	Management’s Discussion & Analysis	13

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Environmental, Social and Corporate  Governance

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting

Eskay Creek is an operating mine under the Mines Act, currently in development. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years.

To accommodate the mine design contemplated for future development, an updated environmental assessment and mine permits will be required. Environmental and socio-economic baseline studies are ongoing to support the environmental assessment and permitting processes.

The Eskay Project continues to advance in in the environmental assessment process. The first Section 7-Consent Agreement in Canada was signed by Tahltan & BC in June 2022.  The Impact Assessment Agency of Canada (“IAAC”) issued a Substitution Decision for the Eskay Creek Project in November 2022, so Eskay Creek will undergo a single assessment under the BC process, with IAAC participation through the BC process. The Eskay Creek Project achieved a readiness determination from the BC government and the Tahltan Central Government (“TCG”) in November 2022, and the Process Order for the project was issued in April 2023. The initial environmental assessment application for Eskay was submitted in August and accepted by the BC Environmental Assessment Office on August 21, 2024.  The application is in the Application Review phase of the BC environmental assessment process.

In August of 2022, Skeena received an amended Mines Act Permit which provides flexibility for closure and exploration related activities on the Permitted Mine Area. The Company continues to advance on numerous authorizations that support ongoing and expanded activity at the project site.  In December 2023, the company submitted an application to extract a 10,000-tonne bulk sample (the Bulk Technical Sample) BC and TCG. In December 2024, Skeena receives approval for the Bulk Technical Sample.

On January 17, 2023, the Company announced that it concluded a joint workplan arrangement with the BC Government and the TCG. The Eskay Creek Process Charter outlines the manner in which the parties will collaborate on the authorizations that are needed for the Eskay Creek Project. The objective target for permitting and authorizations required for project construction to be in place is H2 2025 and is dependent on regulatory and Indigenous government processes and available resources.

Skeena Gold + Silver	Management’s Discussion & Analysis	14

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation (“Tahltan”), which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, capacity and environmental practices for projects in Tahltan Territory. Skeena is currently engaged in Impact Benefit Agreement negotiations with the TCG.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic. The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has  information sharing, confidentiality and capacity agreements in place with the Nisga’a Lisiims Government. The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights. The agreement provides for the information sharing and capacity to support activities required to complete a review and assessment of the Project’s potential impacts on Nisga’a Treaty rights.

Skeena also has in place a capacity agreement with Tsetsaut Skii km Lax Ha (“TSKLH”).  The TSKLH are a participating First Nation in the environmental assessment process for the Eskay Creek project and the capacity agreement funding provides support to review the Eskay Creek environmental assessment application.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees, First Nation partners and surrounding communities.

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, triggering a third milestone achievement, resulting in the conversion of 119,785 Rights into 119,785

Skeena Gold + Silver	Management’s Discussion & Analysis	15

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

common shares of the Company. During the nine months ended September 30, 2024, the fourth and final milestone was met, resulting in the conversion of 79,858 Rights into 79,858 common shares of the Company.

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek Project and contracting and business opportunities related to our current activities.

Highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government directly and through the environmental assessment process to address Nisga’a concerns through the collaborative development of a Nisga’a process which meets requirements under paragraphs 8(e) and 8(f) of Chapter 10 in the Nisga’a Treaty and aligns with requirements in the Process Order. The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements and has implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social and Governance Report

The Company has published its Environmental, Social and Governance (“ESG”) Report for 2023 on its website. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments and performance for the year.

Skeena Gold + Silver	Management’s Discussion & Analysis	16

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Recent Transactions

Financing Transactions

On June 24, 2024, the Company entered into binding commitments with Orion Resource Partners (“Orion”) with respect to a project financing package (“Project Financing Package”) for the development and construction of the Eskay Creek.

The total financing package of US$750 million is comprised of an equity investment, gold stream, senior secured term loan, and a cost over-run facility:

●	US$100 million equity investment priced at a meaningful premium to the Company’s five-day volume weighted average share price.
●	US$200 million gold stream with option to buy back up to 66.7% for the 12-month period after start of commercial production (the “Gold Stream”).
●	US$350 million of committed capital available from a senior secured term loan with 1% standby fee and no break fee (the “Senior Secured Term Loan”).
●	US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan.

Equity Investment

●	Orion committed to purchase US$100 million of Skeena’s common shares with US$75 million of the equity commitment priced and closing immediately. Orion’s remaining US$25 million commitment formally expired on December 31, 2024.
o	Orion was the back-end buyer of a C$100 million development flow-through private placement transaction in which Skeena issued 12,021,977 shares at a price of C$8.32 per share.
o	Orion also purchased 3,418,702 common shares priced at C$6.65 per share (C$22.75 million / US$16.6 million).
●	Orion has the right to participate in any future equity or equity-linked offerings by Skeena up to the level of its ownership at the time of the offering provided that Orion continues to own at least 5% of the basic shares outstanding of the Company.

Until the earlier of (i) 12 months after the closing date; or (ii) the termination of the Senior Secured Term Loan or Gold Stream, Orion agreed to not transfer its Skeena common shares without approval from Skeena’s board of directors.

Gold Stream

●	Deposit: Total deposit of US$200 million (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5 million at the inception of the Gold Stream (received $6.8 million (US$5 million) on July 5, 2024);
o	US$45 million between January 1, 2025 and June 30, 2025 (received $64.8 million (US$45 million) on December 30, 2024);
o	US$50 million between April 1, 2025 and October 31, 2025;
o	US$50 million between July 1, 2025 and January 31, 2026; and
o	US$50 million between September 1, 2025 and March 31, 2026;
●	Each drawdown of the Deposit is subject to satisfaction of certain customary conditions. The drawdown of the second deposit is subject to the Company’s receipt of the permit for the technical bulk sample, which was received on December 13, 2024;

Skeena Gold + Silver	Management’s Discussion & Analysis	17

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25 million to US$100 million. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1] , the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25 million;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the year ended December 31, 2024:

Balance, December 31, 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$50,000)	71,623
Change in fair value of derivative liability	(7,737)
Balance, December 31, 2024	$63,886

1. The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

Skeena Gold + Silver	Management’s Discussion & Analysis	18

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Senior Secured Term Loan

●	Facility amount: US$350 million with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200 million Deposit has been fully drawn. There are four advances of US$87.5 million available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;
●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
o	Interest is not required to be paid until the project completion date (as defined in the agreement) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
o	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay, any such aggregate net proceeds over $25 million per year shall be delivered to Orion and applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1 million and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At December 31, 2024, and the date of the MD&A, no amounts have been drawn on the Senior Secured Term Loan.

Other Capital Transactions

On October 16, 2024, the Company granted 75,000 stock options to employees of the Company. The stock options vest over a 36-month period, with one third of the stock options vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $13.00 per common share.

On August 12, 2024, the Company granted 1,928,000 stock options and 147,000 Performance Share Units (“PSUs”) to various employees and consultants of the Company, subject to the achievement of various metrics and meeting certain ESG-linked minimum award threshold criteria (the “Performance Criteria”). On December 13, 2024, the Performance Criteria were achieved. The stock options have a term of 5 years from the date of grant, with each option allowing the holder to purchase one common share of the Company at a price of $7.88 per common share.

On May 22, 2024, the Company granted 60,000 stock options to an employee of the Company. The stock options vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.48 per common share.

Skeena Gold + Silver	Management’s Discussion & Analysis	19

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On May 10, 2024, the Company granted 90,000 stock options and 10,000 RSUs to various employees of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.75 per common share.

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 Deferred Share Units (“DSUs”) to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management will only vest upon the Company raising at least $65,000,000. During the year ended December 31, 2024, the regulatory and financing conditions were met. The Board of Directors also approved the grant of 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000. In June 2024, the regulatory and financing conditions were both met.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

During the year ended December 31, 2024, the Company granted 58,900 DSUs to the non-executive members of the Board of Directors in connection with the settlement of accrued directors’ fees.

During the year ended December 31, 2024, the Company granted the following:

Incentive Grant	Granted	Weighted Average Fair Value Per Unit
Stock options	3,175,093	$3.02
Restricted share units	533,852	$6.34
Performance share units	147,000	$7.88
Deferred share units	163,980	$6.03

Subsequent to the year ended December 31, 2024, the Company granted a total of 927,325 stock options, 316,600 RSUs, 1,200,000 PSUs and 37,884 DSUs to various directors, officers, employees and consultants of the Company, vesting upon achievement of certain construction milestones, or over various periods up to 3 years from the date of grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $14.65 per common share.

Skeena Gold + Silver	Management’s Discussion & Analysis	20

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Operations

The Company completed the year ended December 31, 2024 with cash and cash equivalents of $96,941,000. Being a development stage company, as at December 31, 2024, we do not have revenue from operations, and has historically relied on equity funding for its continuing financial liquidity. During the year ended December 31, 2024, the Company has secured the Project Financing Package to gain access to funds for operations and to advance project construction through a combination of debt, equity and other metals-production-linked instruments in order to pursue the development of the Eskay Creek Project. During the year ended December 31, 2024, the increase in estimate to closure and reclamation of $12,451,000 primarily reflected the significant earthworks at Eskay.

Private placements and bought deal offerings

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2024	Amount
Canadian Development Expenses	$100,000	Development Activities	$71,461

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2024	Amount
Repayment of convertible debt	$22,750	Repayment of Convertible Debt	$22,750

On December 27, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,734,000 were raised by the issuance of 892,461 flow-through shares at a price of $8.80 per flow-through share and 366,248 flow-through shares at a price of $7.865 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2024	Amount
Canadian Exploration Expenses	$10,734	Exploration Activities	$10,734

On October 10, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $4,541,000 were raised by the issuance of 259,066 flow-through shares at a price of $8.44 per flow-through share and 249,409 flow-through shares at a price of $9.44 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2024	Amount
Canadian Exploration Expenses	$4,541	Exploration Activities	$4,541

Skeena Gold + Silver	Management’s Discussion & Analysis	21

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the Years Ended December 31, 2024 and 2023

Year ended December 31, 2024	Eskay	Snip	Other	Total
Accretion	$596	$—	$—	$596
Assays and analysis/storage	1,835	—	2,179	4,014
Camp and safety	893	—	146	1,039
Claim renewals and permits	1,648	—	7	1,655
Depreciation	7,364	—	—	7,364
Drilling	—	—	2,200	2,200
Environmental studies and consultation	34,912	246	—	35,158
Equipment rental	5,792	—	408	6,200
Fieldwork, camp support	34,626	—	2,248	36,874
Fuel	4,263	—	504	4,767
Geology, geophysics, and geochemical	29,360	—	1,923	31,283
Helicopter	966	—	2,666	3,632
Metallurgy	—	373	—	373
Part XII.6 tax, net of METC refunds	75	—	(218)	(143)
Share-based payments	4,327	—	—	4,327
Transportation and logistics	6,506	—	1,077	7,583
Total for the year	$133,163	$619	$13,140	$146,922

Year ended December 31, 2023	Eskay	Snip	Other	Total
Accretion	$207	$—	$—	$207
Assays and analysis/storage	1,667	36	494	2,197
Camp and safety	470	—	7	477
Claim renewals and permits	1,013	82	36	1,131
Community relations	60	—	10	70
Depreciation	2,008	—	—	2,008
Drilling	16,233	11	93	16,337
Electrical	15	—	—	15
Environmental studies and consultation	20,563	358	—	20,921
Equipment rental	1,370	10	105	1,485
Fieldwork, camp support	8,630	101	1,408	10,139
Fuel	3,599	10	147	3,756
Geology, geophysics, and geochemical	20,684	236	292	21,212
Helicopter	3,222	69	624	3,915
Metallurgy	848	23	—	871
Part XII.6 tax, net of METC refunds	(447)	—	(81)	(528)
Share-based payments	3,131	—	—	3,131
Transportation and logistics	4,275	—	236	4,511
Total for the year	$87,548	$936	$3,371	$91,855

Skeena Gold + Silver	Management’s Discussion & Analysis	22

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenses increased to $146,922,000 for the year ended December 31, 2024 compared to $91,855,000 for the year ended December 31, 2023. This increase was primarily attributable to heightened site activities at Eskay Creek to progress the property into the development stage during the year, following the securing of the Project Financing Package. Environmental studies and consultation costs increased to $35,158,000 during the year ended December 31, 2024 (2023 - $20,921,000), driven by the substantial progress in permitting activities, particularly with the environmental assessment application submitted in August 2024. Depreciation costs during the year ended December 31, 2024 also increased to $7,364,000 (2023 - $2,008,000) reflecting the acquisition and use of heavy equipment and vehicles to support higher activity at site. The increase in geology, geophysics and geochemical costs to $31,283,000 during the year ended December 31, 2024 (2023 - $21,212,000) was primarily attributed to higher engineering costs and an increase in salaries and wages of site staff, notably for equipment operators and site management to support higher site activity for the year. Fieldwork and camp support expenditures significantly increased to $36,874,000 during the year ended December 31, 2024 (2023 - $10,139,000), primarily driven by the significant ramp-up of site activities, particularly labor and site maintenance and support costs.

Summary of Quarterly Results

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(4,649)	$(84,887)	$(34,985)	$(27,418)
Loss per share	$(0.04)	$(0.80)	$(0.38)	$(0.30)

Quarter ended	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(32,956)	$(39,795)	$(19,486)	$(16,743)
Loss per share	$(0.37)	$(0.45)	$(0.24)	$(0.22)

(1)	being a development stage company, there have been no revenues from operations

Loss and comprehensive loss for the fourth quarter ended December 31, 2024

Loss of $4,649,000 during the three months ended December 31, 2024 (“Q424”) was lower than the loss during three months ended December 31, 2023 (“Q423”) of $32,956,000. The primary reason for the decrease in loss in Q424 compared to Q423 was due to the change in the fair value of the derivative liability which is revalued each quarter using a Monte-Carlo simulation. There was a significant increase in exploration and evaluation expenses in Q424 of $47,665,000 (Q423 - $27,956,000) to advance Eskay Creek and advance the related permitting activities. The Company recognized several capitalized leases for heavy machinery, which include bulldozers, excavators, loaders and haul trucks as well as light vehicles to support the preliminary site works being completed at Eskay Creek. In addition, there was an increase in consulting fees and professional fees, driven by additional professional services related to the Gold Stream. The increase in site expenditures between Q424 and Q423 was also partially offset by the increase in flow-through share premium recovery of $5,002,000 (Q423 - $1,258,000) due to the satisfaction of flow-through commitments based on the eligible expenditures incurred during the current period.

Skeena Gold + Silver	Management’s Discussion & Analysis	23

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss and comprehensive loss for the year ended December 31, 2024

Loss of $151,939,000 during the year ended December 31, 2024 (“F2024”) was higher than the loss during the year ended December 31, 2023 (“F2023”) of $108,980,000. The increase was mainly attributable to the significant increase in exploration and evaluation expenses of $146,922,000 during F2024 (F2023 - $91,855,000) to support the Company’s transition of Eskay Creek into the development stage. In pursuit of Eskay Creek’s transition to the development stage, the Company incurred significant expenditures in relation to permitting and camp support costs following completion of the Project Financing Package in June 2024. In addition, there was a significant increase in administrative and advisory costs, driven by additional consulting fees of $4,231,000 (F2023 - $1,140,000) and professional fees of $3,284,000 (F2023 - $1,732,000) related to the Gold Stream. The increase in loss between F2024 and F2023 was partially offset by a higher flow-through share premium recovery of $17,429,000 (F2023 - $5,078,000) due to the fulfillment of flow-through commitments based on the eligible expenditures incurred during F2024, primarily related to the Canadian Development Expense (“CDE”) flow-through financing completed at the end of June 2024. Additionally, a gain of $7,737,000 in F2024 (F2023 - $nil) resulting from the change in fair value of the derivative liability (F2023- $nil) related to the Gold Steam further contributed to offset the increase in loss for F2024.

Cash flows for the year ended December 31, 2024

The Company’s operating activities consumed net cash of $127,900,000 during F2024 (F2023 - $90,598,000). The increase in cash used in operating activities during F2024 compared to F2023 was primarily due to the Company’s activity at Eskay Creek which included significant permitting advancements and transition into the development phase. The Company also incurred higher consulting and professional fees during F2024 as a result of securing the Project Financing Package in June 2024. The increase from F2024 to F2023 was slightly offset by reductions in administrative compensation and insurance costs.

The Company’s investing activities consumed net cash of $23,830,000 during F2024 compared to net cash provided by investing activities during F2023 of $31,268,000.  The significant change from F2024 to F2023 was primarily due to $56,000,000 in proceeds during F2023 relating to the sale of a 1% net smelter royalty to Franco-Nevada Corporation, where no such transaction occurred during F2024. Cash used in investing activities during F2024 comprised primarily of $12,468,000 (F2023 - $125,000) in deposits paid for materials and equipment to develop Eskay Creek and $8,800,000 (F2023 - $14,354,000) used on exploration and evaluation assets.

The Company’s financing activities provided net cash of $156,771,000 during F2024 (F2023 - $109,863,000). The increase in cash provided by financing activities during F2024 compared to F2023 was primarily due to Company securing the Project Financing Package, resulting in proceeds $122,750,000 in private placements and $71,623,000 in gold stream deposits. The overall increase in cash provided by financing activities during F2024 was offset by $25,928,000 used for the repayment of the Franco-Nevada Corporation convertible debenture and $8,582,000 in lease payments. During F2023, financing activities comprised primarily of $73,537,000 in proceeds on closing of a bought deal financing, offset by share issue costs of $4,076,000.

Liquidity and Capital Resources

The Company has relied primarily on share issuances to fund its exploration and evaluation activities and other business objectives. As at December 31, 2024, the Company has cash and cash equivalents of $96,941,000.

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The financing package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility.

Skeena Gold + Silver	Management’s Discussion & Analysis	24

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

As long as the Company meets the conditions precedent to the Gold Stream and Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently anticipate will be in 2027. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek project to profitable operation.

Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities and include the following:

●	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There is a high degree of estimation uncertainty associated with the inputs in the models used to value the Gold Stream derivative liability at each future reporting period (a level 3 fair value measurement). The valuation models are sensitive to these inputs which include the Company's forecast of the timing of receipt of the remaining cash inflows from the US$200 million facility, the assumption that the US$100 million cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion.

●	Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures is unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available.

●	Impairment of mineral property, plant and equipment

Mineral property, plant and equipment are tested for impairment at the end of each reporting period if, in management’s judgment, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) change in the amount of recoverable resources and reserves; (ii) change in metal prices, capital and operating costs and interest rates; and (iii) the market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are indicators of impairment. The estimated amount of recoverable resources and reserves are prepared by qualified persons (management’s experts).

Skeena Gold + Silver	Management’s Discussion & Analysis	25

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates, including the amount and timing of closure and reclamation costs and the discount rate used. During the development phase of Eskay, estimates of closure and reclamation costs are continually evolving as further site activities trigger incremental remediation and reclamation activities.

●	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in the subjective input assumptions can materially affect the fair value estimate.

Changes in Accounting Policies

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS 7"), and IFRS 7, Financial Instruments Disclosures ("IFRS 7"), to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, accounts payable, derivative liability and other liabilities.

Skeena Gold + Silver	Management’s Discussion & Analysis	26

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the derivative liability relates to the gold stream entered into with Orion is based on the Company's forecast of the timing of receipt of the US$200 million facility, the assumption that the US$100 million cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	June 24,	December 31,
	2024[1]	2024
Gold spot price (USD per ounce)	$2,327	$2,611
Gold price implied volatility[2]	14.58%	15.17%
Credit spread of the Company	16.20%	16.42%
Credit spread of Orion[3]	0.71%	0.53%

(1)	The date of Orion Gold Stream facility agreement.
(2)	Estimated based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.
(3)

As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to the carrying value of its cash and cash equivalents, receivables and deposits totaling $102,069,000 (December 31, 2023 – $94,194,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are primarily held by large and reputable vendors.

Skeena Gold + Silver	Management’s Discussion & Analysis	27

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at December 31, 2024, a 1% increase (decrease) in interest rates at December 31, 2024 would have decreased (increased) net loss before tax by $713,000. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate.

The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at December 31, 2024 would have decreased net loss before tax by $12,012,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $12,530,000.

The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At December 31, 2024, the Company has US$53,108,000 of cash and cash equivalents, and US$6,033,000 and EUR10,000 in accounts payable. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments and commitments at December 31, 2024, a 1% increase (decrease) in foreign exchange rates at December 31, 2024 would have decreased (increased) net loss before tax by $271,000.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At December 31, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2024 would have resulted in a $95,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. The Company does not use derivative instruments to reduce its exposure to gold price

Skeena Gold + Silver	Management’s Discussion & Analysis	28

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

risk. A 5% increase in the forward gold price curve at December 31, 2024 would have increased net loss before tax by $7,847,000. Conversely, a 5% decrease would have decreased net loss before tax by $8,518,000.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

On June 24, 2024, the Company entered into a Project Financing Package for the development and construction of Eskay. As long as the Company meets the conditions precedent to further draws of the Gold Stream and the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay.

Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the year ended December 31, 2024 and 2023 is as follows:

	2024	2023
Director remuneration	$382	$954
Officer & key management remuneration[1]	$4,206	$3,242
Termination benefits	$-	$675
Share-based payments	$9,128	$7,504

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of both administrative compensation and exploration and evaluation expense categories in the consolidated statements of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Exploration and evaluation expense	$907	$685
General and administrative expense	$8,221	$6,819

Recoveries

During the year ended December 31, 2024, the Company recovered $nil (2023 – $6,000) from a company with a common officer as a result of billing employee time used to provide services.  The salary recoveries were recorded in administrative compensation expense.

Skeena Gold + Silver	Management’s Discussion & Analysis	29

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2024 is $2,106,000 (2023 – $1,004,000) which is owed to key management personnel in relation to key management compensation noted above.

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), assessed the effectiveness of disclosure controls and procedures as of December 31, 2024. Based upon the results of that evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

Internal Control Over Financial Reporting

Management, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). The Company’s internal control over financial reporting is designed to provide reasonable assurance of the reliability of its financial reporting and preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and disclosure. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the quarter and for the year ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Skeena Gold + Silver	Management’s Discussion & Analysis	30

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Limitations of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2024 which can be found on SEDAR+ and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The DFS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party. This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena is currently working with this third party in completing the interconnection agreement. However, there is a risk that Skeena and the third party may not be able to come to a final agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

Skeena Gold + Silver	Management’s Discussion & Analysis	31

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Timelines for the environmental assessment and permit approvals are not guaranteed. Any statements made by the Company regarding the completion of environmental assessments or receipt of construction or operating permits are forecasts based on best information available at the time of the statement. Such timeline forecasts are subject to change based on a variety of technical, regulatory, and community relations factors.

Even though the Company secured the Project Financing Package in June 2024, there is no assurance that the proceeds from the financing will be sufficient to bring the Eskay Creek Project into commercial production or that conditions precedent to the remaining drawdowns of funds will be satisfied. A lack of further financing could result in delay or permanent postponement of the construction and commissioning of the Eskay Creek Project.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs.

Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	Ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Skeena Gold + Silver	Management’s Discussion & Analysis	32

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek Project, namely:

●	Changes in general economic conditions, the financial markets, tariffs, inflation and interest rates and the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar.
●	Uncertainties resulting from the proposed tariffs by the United States, Russia-Ukraine and Israel-Hamas conflicts, and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to the Company.

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their

Skeena Gold + Silver	Management’s Discussion & Analysis	33

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation.

There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

Responsibility for Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a “Qualified Person” as defined in NI 43-101. Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (“QA-QC”) program designed to follow industry best practice.

Off Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”),

Skeena Gold + Silver	Management’s Discussion & Analysis	34

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”). The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101. For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Skeena Gold + Silver	Management’s Discussion & Analysis	35

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia asserted, in error, that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by previous operators. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia, and referred the matter back to the Chief Gold Commissioner for rehearing and reconsideration. The counterparty in the matter has sought leave to appeal to the Supreme Court of Canada. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study (2021), Feasibility Study (2022) nor in the updated Feasibility Study (2023), the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Contractual Obligations

At December 31, 2024, the Company had the following contractual obligations outstanding:

	Total	Less Than 1 Year	1-5 Years	Greater than 5 Years
Accounts payable	$49,259	$49,259	$—	$—
Commitment to spend on development (1)	28,539	28,539	—	—
Reclamation and mine closure (2)	72,205	72	419	71,714
Leases (3)	30,456	6,938	8,147	15,371
Other liabilities	5,832	1,079	4,753	—
Contractual obligations	32,905	32,905	—	—
Total	$219,196	$118,792	$13,319	$87,085

(1)	Amounts represent commitments to spend on qualifying CDE as defined in Canadian Income Tax Act resulting from the issuance of flow-through shares.
(2)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.
(3)	Including non-lease components such as common area maintenance and other costs.

Following receipt of proceeds from the Gold Stream, the Company’s gold production from the Eskay Project is subject to the terms of the Gold Stream.

Skeena Gold + Silver	Management’s Discussion & Analysis	36

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Outstanding Share Data

The following section updates the Outstanding Share Data provided in the consolidated financial statements for the year ended December 31, 2024 to the date of the MD&A:

Common shares
Common shares outstanding at December 31, 2024	107,623,077
Common shares issued	6,708,581
Common shares outstanding at the date of the MD&A	114,331,658

Stock options
Stock options outstanding at December 31, 2024	7,018,770
Stock options granted	927,325
Stock options exercised	(368,285)
Stock options cancelled	(56,382)
Stock options outstanding at the date of the MD&A	7,521,428

RSUs
RSUs outstanding at December 31, 2024	1,011,124
RSUs issued	316,600
RSUs vested	(435,292)
RSU cancelled	(40,500)
RSUs outstanding at the date of the MD&A	851,932

PSUs
PSUs outstanding at December 31, 2024	901,600
PSUs issued	1,200,000
PSUs vested	(385,004)
PSUs outstanding at the date of the MD&A	1,716,596

DSUs
DSUs outstanding at December 31, 2024	250,237
DSUs issued	42,828
DSUs outstanding at the date of the MD&A	293,065

Skeena Gold + Silver	Management’s Discussion & Analysis	37

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)
SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2024 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other Information

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[2]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director
Nathalie Sajous[1,3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee
Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Paul Geddes, P.Geo	Senior Vice President, Exploration & Resource Development
Justin Himmelright	Senior Vice President, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
2600 – 1133 Melville Street	Galina Meleger, Vice President, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 4E5 Canada	Email: info@skeenaresources.com
https://skeenagoldsilver.com/

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Skeena Gold + Silver	Management’s Discussion & Analysis	38